Filed Pursuant to Rule 433

Registration Statement No. 333-291447

Pricing Term Sheet

GARTNER, INC.

Pricing Term Sheet

$350,000,000 4.950% Senior Notes due 2031

$450,000,000 5.600% Senior Notes due 2035

Issuer:	Gartner, Inc.

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Title of Securities:	4.950% Senior Notes due 2031 (the “2031 Notes”)

5.600% Senior Notes due 2035 (the “2035 Notes”)

Aggregate Principal Amount:	2031 Notes: $350,000,000

2035 Notes: $450,000,000

Maturity Date:	2031 Notes: March 20, 2031

2035 Notes: November 20, 2035

Coupon (Interest Rate):	2031 Notes: 4.950%

2035 Notes: 5.600%

Price to Public:	2031 Notes: 99.970% of principal amount

2035 Notes: 99.992% of principal amount

Yield to Maturity:	2031 Notes: 4.958%

2035 Notes: 5.601%

Spread to Benchmark Treasury:	2031 Notes: 125.0 basis points

2035 Notes: 150.0 basis points

Benchmark Treasury:	2031 Notes: 3.625% due October 31, 2030

2035 Notes: 4.250% due August 15, 2035

Benchmark Treasury Price and Yield:	2031 Notes: 99-20 / 3.708%

2035 Notes: 101-05 3⁄4 / 4.101%

Interest Payment Dates:	2031 Notes: Semi-annually on March 20 and September 20 of each year, commencing March 20, 2026 2035 Notes: Semi-annually on May 20 and November 20 of each year, commencing May 20, 2026

Record Dates:	2031 Notes: March 1 and September 1 2035 Notes: May 1 and November 1

Optional Redemption:

Prior to February 20, 2031 in the case of the 2031 Notes (one month prior to their maturity date) (the “2031 Par Call Date”), or August 20, 2035 in the case of the 2035 Notes (three months prior to their maturity date) (the “2035 Par Call Date” and, together with the 2031 Par Call Date, each a “Par Call Date”), the Issuer may redeem either series of notes at its option, at any time in whole or from time to time in part, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1.  100% of the principal amount of the notes to be redeemed; and

2.  (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, in each case discounted to the redemption date (assuming the notes of such series matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus (i) 20 basis points, in the case of the 2031 Notes, and (ii) 25 basis points, in the case of the 2035 Notes, less (b) interest accrued thereon to the date of redemption, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the applicable Par Call Date, the Issuer may redeem either series of notes, in whole or in part, at any time from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

Trade Date:	November 13, 2025

Settlement Date:	T+5; November 20, 2025

Net Proceeds to the Issuer (Before Estimated Offering Expenses and after Underwriting Discount):	$794,834,000

CUSIP / ISIN:	2031 Notes: 366651 AJ6 / US366651AJ63

2035 Notes: 366651 AK3 / US366651AK37

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

TD Securities (USA) LLC

BNP Paribas Securities Corp.

Citizens JMP Securities, LLC

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Capital One Securities, Inc. M&T Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**

It is expected that delivery of the notes will be made against payment therefor on or about November 20, 2025, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the first business day before the date of delivery of the notes in this offering will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and so should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, BofA Securities, Inc., toll-free at 1-800-294-1322, Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or TD Securities (USA) LLC, toll-free at 1-855-495-9846.

4